GPC Biotech AG - Report of Directors' Dealings acc. to Sec. 15a WpHG


The below-mentioned transactions (marked with "*") of Dr. Elmar Maier and Dr. Sebastian Meier-Ewert are being made pursuant to separate pre-arranged stock trading plans, each designed to comply with Rule 10b5-1 of the United States Securities Exchange Act of 1934, as amended, the insider trading rules of the German Stock Trading Act (Wertpapierhandelsgesetz) and GPC Biotech AG's insider trading policy. Under Rule 10b5-1, corporate insiders are permitted to establish a pre-arranged written stock trading plan at a time when the insider is not aware of any material non-public information (inside information). Subsequent receipt by the insider of inside information will not prevent the pre-arranged transaction under the plan from being executed. Dr. Maier and Dr. Meier-Ewert have no control over the timing of the sales under the plans. Dr. Maier and Dr. Meier-Ewert entered into such pre-arranged trading plans with UBS AG on July 7, 2006, during a trading window and at a time when they had no inside information. On July 7, 2006 the plans, covered 35% and 23.7%, respectively, of Dr. Maier's and Dr. Meier-Ewert's entire holdings in GPC Biotech AG. Future sales under the plans will continue to occur in a systematic manner with pre-determined trigger prices and with the goal of minimizing market impact by spreading such sales over a more extended period of time than would be available using traditional trading periods. All transactions under the plans will be disclosed in accordance with applicable German and U.S. securities laws. Except as required by law, GPC Biotech AG does not undertake to report plans by other officers or directors, nor to report modifications, terminations, transactions or other activities under the plans.

Name                  Dr. Sebastian Meier-Ewert (Member of Management Board)

Financial Instrument  Cash settled stock options

ISIN                  DE0005851505

Classification of transaction   Exercise and sale of stock options with strike
                                price of EUR 2.70 ("cashless exercise")*

Date                  10/20/2006

Place                 Xetra

Price                 16.43 (average)

Currency              Euro

Number of shares      22.361


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Volume                367,391.23 (actual proceeds after deduction of strike
                      price and before tax and expense: EUR 307,016.53)


Name                  Dr. Elmar Maier (Member of Management Board)

Financial Instrument  Cash settled stock options

ISIN                  DE0005851505

Classification of transaction   Exercise and sale of stock options with strike
                                price of EUR 9.69 ("cashless exercise")*

Date                  10/20/2006

Place                 Xetra

Price                 16.43 (average)

Currency              Euro

Number of shares      8.770

Volume 144,091.10 (actual proceeds after deduction of strike price and before tax and expense: EUR 59,109.80)